Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD ADVANCES ON ALL FRONTS IN MALI

Loulo Gold Mine, Mali, 26 October 2017 – Randgold Resources’ operations in Mali are performing robustly and look set to exceed their production targets for 2017, chief executive Mark Bristow said here today.

Speaking during a visit to the Loulo mine for local media, Bristow said the sustained profitability of Morila and the Loulo-Gounkoto complex was continuing to create value for all the company’s stakeholders as well as supporting its commitment to building a lasting legacy for the mines’ communities in the form of educational, agricultural and infrastructural development.

Bristow noted that since 2010, the Randgold mines had accounted for between 6% and 9% of Mali’s annual GDP. Since they were commissioned, their direct contribution to the country’s economy, in the form of taxes, salaries and payments to local suppliers had amounted to $2 billion for Morila, $2.9 billion for Loulo and $0.7 billion for Gounkoto.

“Funded by international investors, developed and operated by an Africa-focused mining company, and managed entirely by Malian nationals, they are a shining example of how this continent’s mineral resources can be converted into world-class mines, benefiting all stakeholders, not least the host country and its people,” he said.

Bristow said Randgold was continuing to invest in Mali through exploration, the upskilling of people and community upliftment programmes.

“Morila, which was the first mine Randgold built on an orebody it had discovered, was successfully converted into a tailings retreatment operation and has now also started mining Domba, the first of three satellite pits close to its plant. These are expected to extend its life to 2020, bolstering its continued profitability as well as its capacity to fund its own eventual closure,” he said.

“At Gounkoto, work has started on the pushback for the super pit, which has been approved by the Minister of Mines. Both at Gounkoto and at Loulo, brownfields exploration should again enable the complex to replace all the reserves it consumed in what is expected to be a record production year. Loulo-Gounkoto still has at least another 10 years of life ahead of it. Exploration is also continuing to the north and south of the key orebodies, with promising results.”

Bristow said while Mali was in many ways a model of its kind for Africa’s other mining countries, there was some concern that continued upward revisions to its mining code was diminishing its ability, relative to its peers, to attract investment. He also urged that any further changes should involve all stakeholders and in particular the mining industry which has made and committed more investment than any other sector of the economy. “We, as partners, need to reach a common understanding of the mining investment conventions when it comes to tax and other revenue collection,” he said.

ENQUIRIES:

Chief Executive ark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.